Exhibit 12.2

MACK-CALI REALTY, L.P.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SECURITY DIVIDENDS

(DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty, L.P.’s ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred security dividends for each of the five years ended December 31, 2018 were as follows:

	For the Year Ended December 31,
	2018	2017	2016	2015	2014
EARNINGS:
ADD:
Income (loss) from continuing operations before noncontrolling interest and equity in earnings from unconsolidated joint ventures	$106,528	$39,799	$111,506	$(138,880)	$33,814
Fixed charges (see calculation below)	111,568	114,495	114,705	119,403	128,483
Amortization of capitalized interest	4,164	3,608	3,165	2,774	2,440
Distributed income of unconsolidated joint ventures	9,182	8,186	6,120	5,644	11,213
SUBTRACT:
Capitalized interest	(27,047)	(20,240)	(19,316)	(16,217)	(15,470)
TOTAL EARNINGS	$204,395	$145,848	$216,180	$(27,276)	$160,480

FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$83,754	$93,388	$103,051	$94,889	$103,051
Capitalized interest	27,047	20,240	19,316	16,217	15,470
Interest portion (33 percent) of ground rents on land leases	767	867	500	135	135
TOTAL FIXED CHARGES	$111,568	$114,495	$114,704	$119,403	$128,483

Preferred unit distributions	13,979	8,840	—	—	—
TOTAL COMBINED FIXED CHARGES AND PREFERRED SECURITY DIVIDENDS	$125,547	$123,335	$114,704	$119,403	$128,483

RATIO OF EARNINGS TO FIXED CHARGES	1.8	1.3	1.9	(a)	1.2
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SECURITY DIVIDENDS	1.6	1.2	1.9	(b)	1.2

(a) Deficiency of earnings to cover fixed charges				$(146,679)
(b) Deficiency of earnings to cover combined fixed charges and preferred security dividends				$(146,679)